UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period from July 2, 2008 to December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34005

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Lender Processing Services, Inc.
401(k) Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Lender Processing Services, Inc.
To the Participants and Administrator of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan:
We have audited the accompanying statement of net assets available for benefits of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the “LPS Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the period from July 2, 2008 to December 31, 2008. These financial statements are the responsibility of the LPS Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LPS Plan as of December 31, 2008, and the changes in net assets available for benefits for the period from July 2, 2008 to December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the LPS Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 29, 2009
Jacksonville, Florida
Certified Public Accountants

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statement of Net Assets Available for Benefits
December 31, 2008

2008
Assets:
Investments, at fair value:
Employer common stock	$13,033,304
Common stocks	16,228,523
Common/collective trust funds	42,316,528
Corporate bond funds	9,640,940
Mutual funds	39,387,394
Other cash equivalents	344,100

Total investments	120,950,789

Participant loans	5,220,417

Total investments and participant loans	126,171,206

Receivables:
Participant contributions	723,460
Employer contributions	296,689
Due from broker for securities sold	171,260
Accrued interest	414

Total receivables	1,191,823

Total assets	127,363,029

Liabilities:
Due to broker for securities purchased	245,749

Total liabilities	245,749

Net assets available for benefits, before adjustments	127,117,280

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	1,597,498

Net assets available for benefits	$128,714,778

See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Period from July 2, 2008 to December 31, 2008

2008

Investment income (loss):
Net depreciation in fair value of investments	$(20,977,333)
Interest	364,914
Dividends	918,225

Total investment loss	(19,694,194)

Contributions:
Participant	9,021,072
Employer	3,495,109
Rollovers from qualified plans	1,343,147

Total contributions	13,859,328

Transfer in of net assets:
From Fidelity National Information Services, Inc. Group 401(k) Profit Sharing Plan	138,101,549

Transfer in of net assets	138,101,549

132,266,683

Deductions from net assets:
Benefits paid to participants	3,529,889
Administrative expenses	22,016

Total deductions from net assets	3,551,905

Increase in net assets	128,714,778

Net assets available for benefits:
Beginning of period	—

End of period	$128,714,778

See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements
December 31, 2008
(1)	Description of the Plan

The following description of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the “LPS Plan”) provides only general information. The LPS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code”), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the LPS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (“ESOP”) within the meaning of Section 4975(e)(7) of the Code. That portion of the LPS Plan is designed to invest primarily in shares of Lender Processing Services, Inc. (“LPS,” the “Company,” or the “Employer”).

The purpose of the LPS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company shall maintain and administer the LPS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the LPS Plan document for more complete information on the LPS Plan’s provisions.
(a)	General

The LPS Plan is a defined contribution plan covering all employees of the Company, who have attained age 18, have completed 90 days of service if full-time, or worked a minimum of 1,000 hours if part-time. Union, temporary and leased employees are not eligible to participate in the LPS Plan. Employees are automatically enrolled in the LPS Plan if they do not decline within 30 days of becoming eligible.

On July 2, 2008, Fidelity National Information Services, Inc. (“FIS”) distributed to its shareholders a dividend of one-half share of the Company’s common stock, par value $0.0001 per share, for each issued and outstanding share of FIS common stock held on June 24, 2008, which is referred to as the “spin-off.” Prior to the spin-off, LPS’s employees participated in qualified plans sponsored by Fidelity National Financial, Inc. (“FNF”) (through November 9, 2006) and FIS (from November 9, 2006 through July 2, 2008). Subsequent to the spin-off, the participants and related assets of $138,101,549 were transferred from the FIS 401(k) Profit Sharing Plan to the LPS Plan. The LPS Plan is now sponsored by the Company for the benefit of its employees as noted above.

(b)	Contributions

During 2008, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the LPS Plan. Participants who have attained age 50 before the end of the LPS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2008, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. Discretionary employer contributions may be made at the option of the Company’s board of directors.

The required Company match for the period from July 2, 2008 to December 31, 2008 (the “2008 Period”) of $3,495,109 was funded throughout the 2008 Period. No discretionary employer contributions were made during the 2008 Period. All employer contributions are considered ESOP allocations and invested in employer stock. A participant may, at their discretion, diversify their ESOP allocation in their account at any time. Contributions are subject to certain limitations.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements — Continued
December 31, 2008
(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of LPS Plan earnings and charged with an allocation of LPS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	0%
1 year	34%
2 years	67%
3 years	100%
(e)	Forfeitures

Upon termination of employment, the nonvested portion of a participant’s interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former LPS Plan participants, pay administrative expenses of the LPS Plan, if not paid by the Company, or reduce future Company matching contributions. During the 2008 Period, no forfeitures were used, and there was $247,769 of unused forfeitures as of December 31, 2008.

(f)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates ranged from 4.25% to 9.75% on loans outstanding as of December 31, 2008. Participant loans are recorded at amortized cost.

(g)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the LPS Plan’s normal retirement age (65); when a participant reaches age 59 1/2; or upon disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

(h)	Administration

During 2008, the trustee of the LPS Plan was Wells Fargo Bank, NA (“Wells Fargo,” or the “Trustee”). Wells Fargo also performs participant recordkeeping and other administrative duties for the LPS Plan. The Lender Processing Services, Inc. Group Plans Committee (the “Committee”) oversees the LPS Plan’s operations.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements — Continued
December 31, 2008
(i)	Administrative Expenses

Under the terms of the LPS Plan document, administrative expenses of the LPS Plan are paid by the LPS Plan.

(j)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. As of December 31, 2008, the investment options consisted of one Employer common stock fund, four common/collective trust funds, three corporate bond funds, and seven mutual funds. Investments in the Company’s common stock fund include an investment in a money market fund for liquidity purposes.

The balances for participants who previously invested in shares of FIS common stock under the plan sponsored by FIS were transferred into a frozen FIS Stock Fund. The fund appreciates and depreciates with the value of the FIS common stock, but participants can no longer make contributions into the FIS Stock Fund. The balances for participants who previously invested in shares of FNF common stock under the plan sponsored by FNF were transferred into a frozen FNF Stock Fund. The fund appreciates and depreciates with the value of the FNF common stock, but participants can no longer make contributions into the FNF Stock Fund.

Dividends paid by the Company with respect to shares of LPS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the LPS Plan and reinvested in LPS stock. Cash dividends received on shares of LPS stock will be allocated to each participant’s ESOP allocations account based on the number of shares of LPS stock held in each such account, unless the participant elects to receive such dividends in cash.

(k)	Voting Rights

Participants are entitled to direct the trustee with respect to the voting of any shares of LPS stock allocated to their accounts. The Committee will direct the trustee as to the voting of any shares of LPS stock that are allocated to participant’s accounts but for which no participant voting direction is received.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the LPS Plan are prepared on the accrual basis of accounting.

As required by Financial Accounting Standards Board (the “FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the LPS Plan’s management to make estimates and assumptions that affect the

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements — Continued
December 31, 2008
reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The LPS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(d)	Concentration of Investments

Included in the LPS Plan’s net assets available for benefits as of December 31, 2008 are investments in Employer common stock (442,557 shares) amounting to $13,033,304 whose value represents approximately 10.8% of the LPS Plan’s investments.

(e)	Investment Valuation and Income Recognition

The LPS Plan’s investments, except the Wells Fargo Stable Return Fund N4 (the “Fund”), are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the LPS Plan at year-end. The common/collective trust fund investments and the corporate bond funds are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the LPS Plan’s year-end. The common stock of LPS, FIS and FNF are valued at quoted market prices. Participant loans are valued at amortized cost.

The Fund is a common/collective trust fund that invests in guaranteed investment contracts and synthetic investment contracts and is valued using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

Investments that represent 5% or more of the LPS Plan’s net assets, at fair value, as of December 31, 2008 are as follows:

2008
Wells Fargo Stable Return Fund N4	$28,382,139
Oakmark Equity and Income Fund Class One	13,850,102
Lender Processing Services, Inc. common stock	13,033,304
Wells Fargo S&P 500 Index Fund N	8,461,781
Fidelity National Financial, Inc. common stock	8,199,311
Fidelity National Information Services, Inc. common stock	8,029,212
Artio International Equity Fund Institutional Shares	7,608,995
American Growth Fund of America Class R4	6,294,461
All other investments less than 5%	27,091,484

Total investments, at fair value	$120,950,789

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements — Continued
December 31, 2008
As stated in notes 2(a) and 2(e), the Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the statement of net assets available for benefits, with a corresponding adjustment to reflect contract value. The fair value of the Fund as of December 31, 2008 was $28,382,139. The contract value of the Fund as of December 31, 2008, which is a component of net assets available for benefits, totaled $29,979,637. During 2008, the average yield of the Fund was approximately 5.3%. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund. During 2008, the crediting interest rate of the Fund was approximately 4.1%. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund. The credit rating assigned to Wells Fargo by Standard & Poor’s is currently AA+.

During the 2008 Period, the LPS Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by investment type, as follows:

2008
Employer common stock	$(72,349)
Common stock	(833,588)
Common/collective trust funds	(5,083,883)
Corporate bond funds	(570,198)
Mutual funds	(14,417,315)

Net depreciation in value of investments	$(20,977,333)

(4)	Fair Value Measurements

Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), establishes the following fair value hierarchy:
•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The LPS Plan’s valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following is a description of the valuation methodologies used as of December 31, 2008.

Common stocks and other cash equivalents: Valued at the closing price reported on the active market on which the security is traded.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements — Continued
December 31, 2008
Common collective trust funds: Valued at the net asset value (“NAV”) as determined by the Trustee of the fund of shares held by the LPS Plan as of December 31, 2008.

Mutual funds and corporate bond funds: Valued at NAV of shares held by the LPS Plan as of December 31, 2008.

The following table sets forth by level within the fair value hierarchy the LPS Plan’s investment assets measured at fair value, as of December 31, 2008:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Employer common stock	$13,033,304	$—	$—	$13,033,304
Common stock	16,228,523	—	—	16,228,523
Common/collective trust funds	—	42,316,528	—	42,316,528
Corporate bond funds	9,640,940	—	—	9,640,940
Mutual funds	39,387,394	—	—	39,387,394
Other cash equivalents	344,100	—	—	344,100

Total investments, at fair value	$78,634,261	$42,316,528	$—	$120,950,789

(5)	Related-Party Transactions

Certain LPS Plan investments are shares of common/collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the LPS Plan, and therefore, these transactions qualify as party-in-interest transactions. Transactions involving shares of common stock of the Company, FIS, and FNF are also party-in-interest transactions. Dividends on these common stock shares totaled $261,850 for the 2008 Period.

(6)	Excess Contributions Payable

During the 2008 Period, the LPS Plan met the requirements to qualify as nondiscriminatory. Therefore, the LPS Plan did not have to refund any contributions to participants subsequent to December 31, 2008.

(7)	Income Tax Status

The LPS Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Code. The LPS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The LPS Plan submitted an initial application for a determination letter with the Internal Revenue Service on December 1, 2008. The Company believes that the LPS Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the LPS Plan qualifies under Section 401(a) of the Code and is exempt from tax under section 501(a) of the Code.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the LPS Plan to discontinue its contributions at any time and to terminate the LPS Plan subject to the provisions of ERISA. In the event of the LPS Plan’s termination, participants will become 100% vested in their employer contributions.

(9)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements — Continued
December 31, 2008
February 2008, the FASB issued FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Effective July 2, 2008, the Plan adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. Effective January 1, 2009, the Plan adopted SFAS 157 for non-financial assets and liabilities recognized at fair value on a recurring basis. The adoption of SFAS 157 for non-financial assets and liabilities will not materially affect the LPS Plan’s financial statements.

(10)	Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the 2008 Form 5500:

2008
Net assets available for benefits per the financial statements	$128,714,778
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,597,498)

Net assets available for benefits per the Form 5500	$127,117,280

Following is a reconciliation of investment income per the financial statements to the 2008 Form 5500:

2008
Total investment loss per the financial statements	$(19,694,194)
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,597,498)

Total investment loss per the Form 5500	$(21,291,692)

LENDER PROCESSING SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, number of shares,	Current
	lessor or similar party	collateral, par or maturity value	value
	Employer common stock:
(1)	Lender Processing Services, Inc.	Common stock, 442,557 shares	$13,033,304

	Common stocks:
(1)	Fidelity National Information Services, Inc.	Common stock, 493,498 shares	8,029,212
(1)	Fidelity National Financial, Inc.	Common stock, 461,933 shares	8,199,311

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N4, 693,150 shares	28,382,139
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 207,346 shares	8,461,781
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 288,918 shares	3,287,888
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 227,812 shares	2,184,720

	Corporate bond funds:
	Vanguard Investments	Vanguard Intermediate Term Bond Index Signal Fund, 256,186 shares	2,689,950
	Pacific Investment Management Company	Pimco Real Return Bond Fund Class Institutional, 128,528 shares	1,214,591
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund Class A, 514,014 shares	5,736,399

	Mutual funds:
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 642,398 shares	13,850,102
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 507,086 shares	5,501,879
	American Funds	American Growth Fund of America Class R4, 309,767 shares	6,294,461
	RS Investments	Robertson Stephens Value Fund Class A, 132,535 shares	1,986,698
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 106,717 shares	1,428,939
	The Hartford	Hartford Small Company HLS Fund Class 1B, 252,446 shares	2,716,320
	The Julius Baer Group	Artio International Equity Fund Institutional Shares, 309,686 shares	7,608,995

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-Term Investment Fund G, 344,100 shares	344,100

	Participant loans	Varying maturities and interest rates from 4.25% to 9.75% for 2008. A total of 1,205 loans are outstanding.	5,220,417

			$126,171,206

(1)	Represents a party-in-interest.
See accompanying report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lender Processing Services, Inc. 401(k) Profit Sharing Plan
Date: June 29, 2009	/s/ Michael P. Oates
Michael P. Oates
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.

23	Consent of KPMG LLP